19337 US 19 North, Suite 525 Clearwater, FL 33764 727-536-6666 (Office) 727-536-6665 (Facsimile) www.bulovatechgroup.com

February 3, 2012

United States
Securities and Exchange Commission
Washington, D.C 20549

Attn:	Stephen Krikorian Accounting Branch Chief

Re:	Bulova Technologies Group, Inc. Form 10-K for the fiscal year ended September 30, 2011 Filed January 13, 2012 File No. 000-09358

This letter is in response to your comment letter dated January 24, 2012.  The letter contained three comments of which we will respond to in order by restating the comment and providing a response as follows;

Controls and Procedures, page 33

Comment #1

Please tell us whether management concluded that your disclosure controls and procedures were effective based upon the full definition contained in Rule 13a-15(e) of the Exchange Act.  That is, tell us, and confirm that you will disclose in future filings, whether your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Response

We have amended “Item 9A. Controls and Procedures” of Form 10-K for the fiscal year ended September 30, 2011, to report that management has concluded that our disclosure controls and procedures were effective based on the full definition contained in Rule 13a-15(e) of the Exchange Act.

The Company will disclose in all future filings a report on our evaluation of our disclosure controls and procedures based on the full definition contained in Rule 13a-15(e) of the Exchange Act.

Comment #2

Revise to include the report of management on internal control over financial reporting that contains the disclosures required by Item 308(a) of Regulation S-K.

Response

We have amended “Item 9A. Controls and Procedures” of Form 10-K for the fiscal year ended September 30, 2011, to include the report of management on internal control over financial reporting that contains the disclosures required by Item 308(a) of Regulation S-K.

Signatures, page 38

Comment #3

Your annual report must be signed by the company’s principal executive officer, principal financial officer, and its controller or principal accounting officer.  Any person who occupies more than one of these specified positions must indicate each capacity in which he signs the annual report.  Refer to General Instruction D of Form 10-K.  Accordingly, please revise to also include the signature of the controller or principal accounting officer or revise the signature block of Me. Gurba or Mr. Barker to indicate that he also serves in the capacity of controller or principal accounting officer, if true.

Response

We have amended the signature on page 38 of Form 10-K for the fiscal year ended September 30, 2011 for Mr. Barker to reflect that he serves as both the principal financial officer and principal accounting officer.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Sincerely,

Frank W. Barker, Jr.
Principal Financial Executive